United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Page 1 of 2 MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS 1. DATE, TIME AND PLACE The Board of Directors (“BD”) met on September 16, 2021, from 8:55 am to 10:25 am, via videoconference, under the terms of the By-Laws of Vale S.A. (“Vale” or “Company”). 2. LIST OF ATTENDANCE All the members of the BD were present: José Luciano Duarte Penido (“JP”) – Chairman (“CBD”), Fernando Jorge Buso Gomes – Vice-Chairman (“FB”), Eduardo de Oliveira Rodrigues Filho (“ER”), José Maurício Pereira Coelho (“JM”), Ken Yasuhara (“KY”), Lucio Azevedo (“LA”), Manuel Lino Silva de Sousa Oliveira (“OO”), Marcelo Gasparino da Silva (“MG”), Mauro Gentile Rodrigues da Cunha (“MRC”), Murilo Cesar Lemos dos Santos Passos (“MP”), Rachel de Oliveira Maia (“RM”), Roberto da Cunha Castello Branco (“RCB”) and Roger Allan Downey (“RD”). Luiz Gustavo Gouvêa, General Secretary of Corporate Governance, acted as secretary for the meeting. Additionally, the following participated in the meeting: Denis Cuenca, Chief Compliance Officer, Alex D’Ambrosio, Legal and Tax Executive Vice-President, Ricardo Baras, Audit Officer, Camilla Reis, Legal Executive Manager of Corporate Integrity, Pedro Grossi, Manager of the Reporting Channel/Ombudsman and Tatiana Neimi, Corporate Integrity Specialist Analyst. 3. EXCLUSIVE SESSION 3.1. TRAINING – ANTICORRUPTION RULES – In addition to the Board Members, the external members of the Advisory Committee also participated: (i) Audit Committee: Sérgio Romani and Luciana Dias; (ii) Sustainability Committee: Carlos Roxo; (iii) Innovation Committee: Luiz Affonso; (iv) Operational Excellence and Risk Committee: André Viana and Antonio Queiroz (v) Finance Committee: Adriano Seabra; (iv) Personnel, Compensation and Governance Committee: Oscar Camargo. The training occurred in two parts, with the first taught by representatives of Tozzini Freire Advogados – Shin Jae Kim, partner in charge of the Compliance and Investigations practice and member of Tozzini’s Executive Committee, having been a pioneer in the implementation and development of the compliance area in Brazil, and Giovanni Falcetta, in charge of advising boards of directors, companies and independent committees in preventing, detecting, responding to and remediating high-complexity matters related to compliance, anticorruption and corporate crises – and included the following topics: Anticorruption Legislation in the world and major trends, recent cases and their impacts, Ethics & Compliance Program and the Role of Top Leadership. The second part addressed Vale’s anticorruption rules and was taught by Camilla Reis, the Company’s Corporate Integrity Legal Executive Manager. The training also had a Q&A session.

Minutes of the Ordinary Meeting of Vale’s Board of Directors held on 9/16/2021, from 8:55 am to 10:25 am (continued). Page 2 of 2 4. ADJOURNMENT: Once the day’s agenda had been completed, and there was no further business to discuss, the CBD thanked everyone for participating and adjourned the meeting, drawing up these minutes. The documents and presentations that supported the matters discussed at this meeting were filed on the Governance Portal. ________________________________ José Luciano Duarte Penido Chairman ________________________________ Fernando Jorge Buso Gomes Vice-Chairman ________________________________ Eduardo de Oliveira Rodrigues Filho Board Member ________________________________ José Maurício Pereira Coelho Board Member ________________________________ Ken Yasuhara Board Member ________________________________ Lucio Azevedo Board Member ________________________________ Manuel Lino Silva de Sousa Oliveira Board Member ________________________________ Marcelo Gasparino da Silva Board Member ________________________________ Mauro Gentile Rodrigues da Cunha Board Member ________________________________ Murilo Cesar Lemos dos Santos Passos Board Member ________________________________ Rachel de Oliveira Maia Board Member ________________________________ Roberto da Cunha Castello Branco Board Member ________________________________ Roger Allan Downey Board Member ________________________________ Luiz Gustavo Gouvea Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: September 16, 2021		Head of Investor Relations